

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 30, 2009

Mr. Mark S. Ordan
Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102

> **RE:** **Sunrise Senior Living, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 19, 2009**
> **File No. 001-16499**

Dear Mr. Ordan:

     We have completed our review of your Definitive Proxy Statement and related filings and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director